TEENJOBFIND, INC.

Unaudited Financial Statements For The Years Ended December 31, 2018 and 2019

MARCH 3, 2020

TEENJOBFIND, INC.
BALANCE SHEET 2018 &
2019

ASSETS

CURRENT ASSETS		2018	2019
Cash		$1,845.69	$ 1990.20
Other Current Assets		23,350.00	22,604.00
TOTAL CURRENT ASSETS		24,195.69	24,594.20

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		2018	2019
Accounts Payable		0	$303.98
Credit Cards		$350.52	0
TOTAL CURRENT LIABILITIES		$350.52	$303.98

SHAREHOLDERS' EQUITY			
Common Stock (570,000 shares issued and outstanding, $.0001 par value)		$500	$500
Additional Investment		$42,500	$75,717.50
Retained Earnings (Deficit)		$ (14,141.41)	$(34,966.04)
Net Income		$ (5,013.42)	$(16,961.24)
Total Shareholder's equity		$23,845.17	$24,290.22

TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY		$ 24,195.69	$ 24,594.20

INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2019

	2018	2019
Operating Income		
Sales	$ 1,497.38	$ 1,790.96
Gross Profit	1,497.38	1,790.96
Operating Expense		
Advertising and Marketing	3,614.56	1,205.62
Amortization Expense	1,534.00	1,709.00
Application Services	2,01.13	624.77
Background Check Fees	282.00	1,623.00
Bank Charges	7.31	240.21
Software Development	3,500	29.98
Event Fees	111	348.94
Insurance	1,316.03	1.359.74
Legal and Professional Services	409.23	79
Meals & Entertainment	202.15	356.62
Office Supplies and Software	1083.50	989.03
Other Business Expenses	1,937.19	2,652.52
Reimbursable Expenses	18.57	0
Rent & Lease (shared office space by hour)	9	40
Taxes & Licenses	3,137.46	1,714.70
Travel	1,045.50	2848.81
Uncategorized Expense	347.94	0.00
	20,765.57	15,818.16
Net Income from Operations	(19,266.19)	(14,027.20)
Other Income (Expense)		
Other Miscellaneous Expense	84.94	0.00
Paying Teens (in-house)	1,361.50	
Total Other Expenses	1,446.44	2,934.04
Net Other Income	(1,446.44)	(2934.04)
Net Income	$ (20,714.63)	$ (16,961.24)


TeenJobFind, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2019
_____


	2018	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (-20,714.63)	$(12,518.95)
Development costs	-3000	580.00
Development costs amortization	1,667.00	1,709.00
Business Card	(1,652.32)	(1,639.39)
Total Adjustments to reconcile Net Income to Accounts Payable	(2,985.32)	(4,952.68)
Net Cash Flows From Operating Activities	(-23,699.95)	(17,471.63)
Financing Activities		
Owner's Investment	26,957.50	9,150.00
Owner's pay and personal expenses	0.00	0.00
Retained earnings	(110.00)	(0.00)
Net Cash Flows From Financing Activities	25,957.50	9,150
Cash at Beginning of Period	8,054.28	10,311.83
Net Increase (Decrease) In Cash	(2,257.55)	(8,321.63)
Cash at End of Period	$10,311.83	$ 1,990.20

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

TeenJobFind, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from taking a percentage of all jobs completed on the platform.

The Company will conduct an equity crowdfund offering during the first quarter of 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018 and 2019.